ADVANTAGE
ENERGY INCOME FUND
Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

05009034

June 13, 2005

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

June 13, 2005 – Announcement of Monthly Distribution and Exchangeable Share Ratio

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

dlw 6/16

ADVANTAGE
ENERGY INCOME FUND
Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

June 13, 2005

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

June 13, 2005 – Announcement of Monthly Distribution and Exchangeable Share Ratio

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

June 13, 2005

Advantage Announces Distribution of Cdn$0.25 per Unit & the Adjusted Exchangeable Shares Ratio

(TSX: AVN.UN)

CALGARY, ALBERTA – June 13, 2005 - Advantage Energy Income Fund ("Advantage") announces that the cash distribution for the month of June 2005 will be Cdn$0.25 per Unit. The current monthly distribution represents an annualized yield of 17.6% based on the June 10, 2005 closing price of Cdn$17.01 per Unit.

The distribution will be payable on July 15, 2005 to Unitholders of record at the close of business on June 30, 2005. The ex-distribution date is June 28, 2005. The cash distribution is based on approximately 57.3 million Units currently outstanding.

Advantage also announces an increase to the Exchange Ratio of the Exchangeable Shares of Advantage Oil & Gas Ltd. ("AOG") from 1.06790 to 1.08317. This increase will be effective on June 15, 2005. There are currently 155,642 Exchangeable Shares outstanding. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada at 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8 (Telephone: 403-267-6800) or 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 (Telephone: 416-263-9200).

For further information please contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com